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[LOGO OF JEFFERSON PILOT FINANCIAL]
JEFFERSON PILOT FINANCIAL INSURANCE COMPANY,
One Granite Place, P.O. Box 515, Concord, New Hampshire 03302


                             JOINT AND LAST SURVIVOR
                      TEMPORARY TERM INSURANCE (TTI) RIDER


The Rider is part of the policy to which it is attached. It takes effect on the Policy Date of the policy. In the Rider, "We", "Us", or "Our" means Jefferson Pilot Financial Insurance Company; "You" means the Owner of the policy; and "Insureds" means the persons named on Page 3 of the policy.

CONSIDERATION - In return for the payment of the monthly deductions and receipt of any application for the Rider, We will provide the benefit described in the Rider.

BENEFIT - Upon receipt of proof that the survivor of the Insureds has died while the Rider is in force and before the TTI Expiry Date, We will pay the named beneficiary the amount of insurance in force under the Rider on the date of death of the survivor of the Insureds.

AMOUNT OF INSURANCE - The amount of insurance under the Rider is the TTI Rider Amount shown on Page 3 of the policy.

MONTHLY DEDUCTION - The monthly deduction for the rider will be (a), plus (b), multiplied by (c), divided by $1,000, where:

(a)  is the monthly cost of insurance rate for the Rider;

(b) is the TTI Annual Expense Charge per $1,000 of Rider Amount, divided by 12, as shown on Page 3 of the policy; and

(c) is the amount of insurance under the Rider as shown on Page 3 of the policy.

EXPIRY DATE - The Expiry Date of the Rider is the TTI Expiry Date shown on Page 3 of the policy.

COST OF INSURANCE RATES - The monthly cost of insurance rate for the Rider is based on the Policy Year and the sex and rating class or classes of the Insureds. Monthly cost of insurance rates will be determined by Us based upon future expectations, including charges for mortality experience, a provision for amortization of sales charges, reinsurance costs and other administrative charges. Any change in cost of insurance rates will be based upon changes in future expectations as to mortality experience, persistency, expenses (including reinsurance costs) and federal income tax law (except taxes related to deferred acquisition costs). Any change in cost of insurance rates will apply to all Insureds of the same ages, class or classes and duration. We will consider changes in the cost of insurance rates when cost of insurance rates for new issues change. However, the cost of insurance rates can never be greater than those shown in the Table of Monthly Guaranteed Cost of Insurance rates on Page 3 of the policy. Such guaranteed maximum rates are based on the 1980 CSO Male or Female Mortality Table, with appropriate increases for rated risks.

TERMINATION - The Rider will cease as soon as one of the following occurs:

(1) The monthly deduction for the Rider remains unpaid at the end of the Grace Period as defined in the policy;

(2)  The policy is surrendered or terminated;

(3)  The TTI Expiry Date is attained; or

(4)  We receive Your written request to terminate the Rider.




/s/ [ILLEGIBLE]                                                /s/ [ILLEGIBLE]
Chief Executive Officer                                        Secretary


Form TTI-2830